Exhibit 4.9

Coal Sales Contract

Contract No.: YDY 201811112

Party A (Seller): Shanxi Yidayang Coal Transportation and Sales Co., Ltd.

Party B (Buyer): Liulin Junhao Coal Coke Trading Co., Ltd.

In order to protect the legitimate rights and interests of both parties, Party A and Party B have reached, and shall abide by, the following terms on the sale of coal through mutual agreement pursuant to the Contract Law of the People's Republic of China:

1. Name of goods: 800 t middlings. Unit pirce: RMB 365/ton (incl. of VAT). Total amount: RMB 292,000.

Quality standard for goods: see the coal yard.

2. Delivery of goods: pick-up by Party B at Yidayang's coal yard.

After Party B picks up the goods, delivery of the goods shall be completed.

3. Party A's contact:-. Tel.: -

Party B's contact: Jiang Zizhong. Tel.: -

4. Delivery time and method and related expenses:

4.1. Delivery time: as the case may be.

4.2. Transportation and expenses: Party B shall be responsible for transportation at the cost of Party B.

5. Payment time and method.

5.1. Payment time: Party B shall pay Party A the contract amount on the date when this contract is signed.

5.2. Payment method: payment by spot exchange.

6. Entry into force and change of contract:

This contract shall become effective when sealed or signed by the authorized representatives of both parties. During the contract period, neither Party A nor Party B shall change or terminate this contract without consent of the other party. If one party is to change this contract, such party shall obtain written consent of the other party and agree on such change. Should the parties fail to agree on such change, the party proposing such change shall continue to perform this contract hereunder or such party will be deemed as breach of contract.

7. Liability for breach of contract

7.1. Where Party A fails to deliver the goods as agreed hereunder, then Party A shall pay Party B liquidated damages equal to % of the involved part of contract price for each day in delay from the delivery date. In case of any force majeure factor such as Party A's production restriction, production suspension and national policy restriction, Party A shall not be held liable for breach of contract.

7.2. Where Party B fails to prepay or pay as agreed hereunder, from the date of overdue payment, then Party B shall pay Party A liquidated damages equal to % of the involved part of contract price for each day in delay from the payment date.

8. Dispute resolution:

Any dispute arising from the performance of this contract shall be resolved through friendly negotiation or, failing that, referred to the people's court where Party A is located.

9. This contract is made in duplicate, with one copy for each party, all of which shall have the same legal effect.

Party A:	Party B:
Authorized representative:	Authorized representative:
Bank name:	Bank name:
Account No.:	Account No.:

Signed on: November 11, 2018

/s/ Special seal for contractual uses

Liulin Junhao Coal Coke Trading Co., Ltd.

Address: Bandi Village, Jinjiazhuang Township, Liulin County, Lvliang (in the yard of Liulin Hongxing Coal Coke Co., Ltd.)

Bank name: ABC Liulin Hechang Sub-branch Office

Account No.: 633101040008576

/s/ Special seal for contractual uses

Shanxi Yidayang Coal Transportation and Sales Co., Ltd.

Address: -

Bank name: -

Account No.: -

PC.: -